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        The following condensed operating financial data reflects our quarterly operating results for the last eight consecutive quarters. We made certain reclassifications to prior balances to conform to the current presentation.

EXHIBIT 99.2
QWEST COMMUNICATIONS INTERNATIONAL, INC.
QUARTERLY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
(Unaudited)

	2004	2003				2002
	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4
Operating revenue	$3,481	$3,624	$3,596	$3,570	$3,498	$3,911	$3,772	$3,705

Operating expenses:
Cost of sales	1,454	1,476	1,474	1,963	1,544	1,646	1,488	1,459
SG&A	1,139	1,168	1,139	1,067	1,201	1,432	1,276	1,018
Deprec. & amort.	777	784	789	796	798	1,132	796	805
Impairments & Other	15	13	17	267	46	18,977	135	47

Total operating expenses	3,385	3,441	3,419	4,093	3,589	23,187	3,695	3,329

Operating income (loss)	96	183	177	(523)	(91)	(19,276)	77	376
Other expense (income):
Interest expense—net	397	440	444	437	436	450	451	464
Other—net	12	(61)	(63)	(18)	(37)	588	(2)	(1,823)

Total other expense (income)	409	379	381	419	399	1,038	449	(1,359)
Income tax benefit (expense)	3	76	79	256	108	2,856	134	(682)

Loss from continuing operations	(310)	(120)	(125)	(686)	(382)	(17,458)	(238)	1,053
Discontinued operations—net	—	66	61	2,517	(25)	28	115	1,682
Cumulative effect of accounting changes—net	—	206	—	—	—	—	—	—

Net income (loss)	$(310)	$152	$(64)	$1,831	$(407)	$(17,430)	$(123)	$2,735

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EXHIBIT 99.2 QWEST COMMUNICATIONS INTERNATIONAL, INC. QUARTERLY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in millions) (Unaudited)